Bilibili Inc.

Building 3, Guozheng Center, No. 485 Zhengli Road

Yangpu District, Shanghai, 200433

People’s Republic of China

January 22, 2024

VIA EDGAR

Ms. Laura Veator

Mr. Stephen Krikorian

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bilibili Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 27, 2023 (File No. 001-38429)

Dear Ms. Veator and Mr. Krikorian,

This letter sets forth the Company’s responses to the comments contained in the letter dated January 12, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 27, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3. Key Information, page 5

1.

Prior comment 1.b requested, to the extent that the Company’s consolidated holdings in investment securities are not materially different from its holdings as of June 30, 2023, that the company include a risk factor in future 20-F filings addressing the risk that the Company may be considered an “investment company” under the Investment Company Act of 1940, as amended (the Act”) and the associated consequences. Please revise the risk factor provided by the Company as follows:

a.	The Company’s draft risk factor stated, in conclusory fashion, that “[w]e are not an ‘investment company[.]’” Please revise this language to characterize the statement as the Company’s belief.

b.	Please explicitly address the fact that a significant portion of the Company’s present assets consist of investment securities.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

January 22, 2024

In response to the Staff’s comment, to the extent that the Company’s consolidated holdings in investment securities are not materially different from its holdings as of June 30, 2023, the Company respectfully proposes to include the requested draft risk factor in its future Form 20-F filings in substantially the following form (with additions underlined and deletions strikethrough):

If we are deemed an “investment company” under the Investment Company Act of 1940, it could adversely affect the price of the ADSs, could constrain our future activities, and could materially and adversely affect our business, results of operations, and financial condition.

We do not believe that we are ~~not~~ an “investment company” and we do not intend to become registered as an “investment company” under the U.S. Investment Company Act of 1940 (the “1940 Act”), or the Investment Company Act. Certain of our assets and other future holdings may be deemed to be “investment securities” within the meaning of the 1940 Act. Under the 1940 Act, a company is deemed to be an “investment company” if it is engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, owning, holding, or trading in securities. On a consolidated basis, a significant portion of our present assets as of [December 31, 2023] consists of [time deposits and short-term investments held for cash management purposes], which may be deemed to be “investment securities” within the meaning of 1940 Act. However, ~~We~~ we do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we are primarily engaged in the business of building a leading video community for young generations in China.

We seek to conduct our operations so that we do not meet the definition of “investment company” under the 1940 Act. Doing so may require us to forego potential future acquisitions of interests in companies that may be deemed to be “investment securities” within the meaning of the 1940 Act. If we are unable to structure or operate our business in a manner that avoids investment company status under the 1940 Act, we may be deemed to be an investment company within the meaning of the 1940 Act. As a foreign private issuer, we would not be eligible to register under the 1940 Act unless the SEC issued an order permitting us to do so. As a result, if we are deemed to be an investment company within the meaning of the 1940 Act, we would either have to obtain exemptive relief from the SEC or dispose of investment securities in order to fall outside the definition of an investment company. Failure to avoid being deemed an investment company under the 1940 Act, coupled with our inability as a foreign private issuer to register under the 1940 Act, could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the Nasdaq Global Select Market, which would materially and adversely affect the liquidity and value of the ADSs. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. In addition, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could materially and adversely affect our business, results of operations, and financial condition.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

January 22, 2024

2.

We note your response to the staff’s prior comment 3 regarding value of the VIEs. Based on the information provided, we do not necessarily agree with your view that the book value of the VIEs reflect fair value consistent with section 2(a)(41) of the Act. In addition, your response to prior comment 3 references Accounting Series Release (“ASR”) No. 113, Financial Reporting Codification (CCH) §404.04 (Oct. 21, 1969) and ASR No. 118, Financial Reporting Codification (CCH) §404.03 (Dec.23, 1970). However, ASR 113 and ASR 118 have been rescinded in their entirety. See Good Faith Determinations of Fair Value, SEC Investment Company Act Rel. No. 34128 (Dec. 3, 2020). Please ensure that, going forward, the Company values the VIEs in a manner consistent with the Act. Please confirm your understanding of the foregoing.

For purposes of Section 3(a)(1)(C) of the Investment Company Act of 1940, as amended (the “1940 Act”) the Company confirms that it will value the VIEs in a manner consistent with the 1940 Act.

*    *    *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 21 2509 9255 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 21 6193 8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Xin Fan
Xin Fan
Chief Financial Officer

cc:	Rui Chen, Chairman and Chief Executive Officer, Bilibili Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP